EXHIBIT 3

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:              REPORTING ISSUER

Agnico-Eagle Mines Limited

Suite 500

100 King Street East

Toronto, ON  M5C 2Y7

ITEM 2:              DATE OF MATERIAL CHANGE

February 14, 2007

ITEM 3:              PRESS RELEASE

A press release was issued by Agnico-Eagle Mines Limited (“Agnico-Eagle”) on February 14, 2007 and a copy of the press release is attached hereto.

ITEM 4:              SUMMARY OF MATERIAL CHANGE

Agnico-Eagle, Agnico-Eagle Acquisition Corporation (“Agnico Acquisition” and, together with Agnico-Eagle, the “Offerors”) and Cumberland Resources Ltd. (“Cumberland”) announced that the Offerors have agreed to make a take-over bid (the “Offer”) to acquire all of the outstanding common shares of Cumberland, not already owned by Agnico-Eagle, in exchange for Agnico-Eagle common shares.

ITEM 5:              FULL DESCRIPTION OF MATERIAL CHANGE

Agnico-Eagle and Cumberland announced that the Offerors agreed to make a take-over bid to acquire all of the outstanding common shares of Cumberland (the “Cumberland Shares”) in exchange for common shares of Agnico-Eagle (the “Agnico-Eagle Shares”).  The Offerors have agreed to offer Cumberland shareholders 0.185 of an Agnico-Eagle Share for each Cumberland Share.  Based on February 13, 2007 Toronto Stock Exchange (“TSX”) closing prices of Cdn.$47.96 for an Agnico-Eagle Share and Cdn.$6.89 for a Cumberland Share, the transaction value is Cdn.$8.87 per Cumberland Share, representing a premium of 28.8%.  Based on the 20-day volume-weighted average of Agnico-Eagle’s and Cumberland’s share prices determined from February 13, 2007, the Offer represents a premium of 23.7%.

The successful completion of the Offer will result in Agnico-Eagle adding a new construction stage gold project to its portfolio, with production expected in 2010.  Cumberland’s principal asset is the Meadowbank gold project (the “Meadowbank Project”) located in the Nunavut Territory.

The successful completion of the Offer will allow Cumberland shareholders to continue to participate in the development of the Meadowbank Project without facing the risks normally associated with a single-project company.  Furthermore, Cumberland shareholders will benefit from participation in Agnico-Eagle’s current projects.

For a full description of the expected benefits of the transactions to Agnico-Eagle  and Cumberland shareholders, please see the attached press release.

Summary of the Offer

The acquisition of Cumberland will be completed by way of a take-over bid whereby the Offerors will offer to acquire each outstanding Cumberland Share in exchange for 0.185 of an Agnico-Eagle Share.  In the event that the Offerors acquire 100% of the Cumberland Shares, (i) the shares of Agnico-Eagle will then be held approximately 90% by existing Agnico-Eagle shareholders and approximately 10% by existing Cumberland shareholders, and (ii) the total number of Agnico-Eagle Shares outstanding will be approximately $144.4 million, on a fully-diluted basis.  The Offer values Cumberland at approximately Cdn.$710 million on a fully-diluted basis.

The acquisition has the unanimous approval of the boards of directors of Agnico-Eagle and Cumberland.  The board of directors of Cumberland, having received the unanimous recommendation of a special committee of directors, has recommended that Cumberland shareholders tender their Cumberland Shares to the Offer.  Genuity Capital Markets provided a fairness opinion to the board of directors of Cumberland and Dundee Securities Corporation provided a fairness opinion to the special committee of Cumberland that the consideration to be offered to Cumberland shareholders pursuant to the Offer is fair, from a financial point of view, to the holders of Cumberland Shares other than Agnico-Eagle.

The Offerors and Cumberland have entered into a support agreement containing, among other things, covenants of the Offerors relating to the making of the Offer, covenants of Cumberland relating to the conduct of Cumberland’s business pending the completion of the Offer, non-solicitation covenants, representations of Cumberland and the Offerors and provisions relating to the payment of a fee of $21 million to the Offerors in certain circumstances related to the termination of the support agreement and the Offer.

Cumberland’s directors and officers have entered into a lock-up agreement with the Offerors under which they have agreed to tender 4,847,061 Cumberland Shares and 3,558,750 options to acquire Cumberland Shares representing, in the aggregate,

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approximately 10.5% of the issued and outstanding Cumberland Shares on a fully-diluted basis.

Full details of the Offer will be included in the formal offer and take-over bid circular to be filed with the securities regulatory authorities and mailed to Cumberland shareholders in accordance with applicable securities laws.  Copies of the support agreement and the lock-up agreement may also be found on the Agnico-Eagle company profile at www.sedar.com.  The Offer will remain open for 35 days following the mailing date and will be subject to certain conditions relating to receipt of requisite regulatory approvals, the absence of material adverse changes relating to Cumberland and acceptance of the Offer by Cumberland shareholders owning not less than two-thirds of the Cumberland Shares on a fully-diluted basis.

The Offerors’ financial advisors are Merrill Lynch Canada Inc. and Orion Securities Inc. and its legal advisors are Davies Ward Phillips & Vineberg LLP.  Cumberland’s financial advisors are Genuity Capital Markets and its legal advisors are Gowling Lafleur Henderson LLP.  The financial advisors to the special committee of the board of directors of Cumberland are Dundee Securities Corporation and its legal advisors are Blake Cassels & Graydon LLP.

ITEM 6:              RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL
INSTRUMENT 51-102

Not applicable.

ITEM 7:              OMITTED INFORMATION

Not applicable.

ITEM 8:              SENIOR OFFICER

The following senior officer of Agnico-Eagle is knowledgeable about the material change and this report:

R. Gregory Laing
General Counsel, Senior Vice President, Legal and Corporate Secretary
416-947-1212

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ITEM 9:              STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 23rd day of February, 2007.

by	(signed) R. Gregory Laing
R. Gregory Laing

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Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212
John Lute, Media Contact
(416) 929-5883

(All amounts expressed in U.S. dollars unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE TO ACQUIRE CUMBERLAND RESOURCES;

TRANSACTION WOULD INCREASE GOLD PRODUCTION AND RESERVE GROWTH

Analyst and Investor Conference Call at 11:00 am EST Today

Toronto (February 14, 2007) - Agnico-Eagle Mines Limited today announced that it has signed an agreement with Cumberland Resources Ltd. (TSX and AMEX: CLG, “Cumberland”) under which Agnico-Eagle has agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by Agnico-Eagle.  The Company currently owns 2,037,000, or 2.6%, of the outstanding shares of Cumberland on a fully diluted basis.

Cumberland owns 100% of the Meadowbank gold project, located in Nunavut.  The project is currently under construction and has proven and probable reserves of 21.3 million tonnes, grading 4.2 grams per tonne, or 2.9 million ounces.  Initial gold production is anticipated by Agnico-Eagle in early 2010.  Annual gold production is estimated to average 400,000 ounces for the first four years and average 350,000 ounces per year over the life of the mine.

Terms of the Offer

•                  Exchange of 0.185 of an Agnico-Eagle common share for each Cumberland share

•                  Represents a 28.8% premium to Cumberland’s closing share price on February 13, 2007, or a 23.7% premium to the 20-day volume weighted average prices on the TSX for both companies from that date

•                  Values Cumberland at approximately C$710 million based on 80.0 million fully diluted common shares outstanding, and the closing price on February 13, 2007

•                  Transaction approved by the Boards of Agnico-Eagle and Cumberland

•                  Directors and Officers of Cumberland, representing approximately 10.5% of the fully diluted common shares outstanding, have agreed to tender their shares in an agreement with Agnico-Eagle

Highlights of the Offer

If the acquisition is completed, Agnico-Eagle expects:

•                  its proforma gold reserves to increase by 28% to 13.3 million ounces, 82% of which are located in Canada;

•                  its projected gold production to rise a further 39% in 2010 to approximately 1.3 million ounces;

•                  its proforma cash position to increase to over $550 million, with no additional funding expected to be required to build its pipeline of five development projects; and

•                  construction of the Meadowbank project to be supervised by Agnico-Eagle’s Quebec based technical team

“The acquisition of Cumberland is expected to enhance our already significant gold production and reserve growth and is a logical next step in our strategy of building a premier international gold growth company.  The transaction is expected to be accretive to our underlying net asset value, cash flow per share and reserves per share.  Furthermore, we anticipate that the Meadowbank project’s substantial reserve base will grow as we accelerate the exploration program in 2007.”  said Sean Boyd, Vice Chairman and Chief Executive Officer of Agnico-Eagle.  “This offer enables Cumberland’s shareholders to participate not only in the development of Meadowbank, but also in LaRonde’s production and the development of Agnico-Eagle’s current project pipeline of five gold mines” added Mr. Boyd.

Cumberland Board and Officers Support Offer

The Board of Directors of Cumberland recommends that Cumberland shareholders accept this offer.  The recommendation of the Cumberland Board is supported by a fairness opinion from their financial advisor, Genuity Capital Markets.  In addition, a special committee of the Board of Directors of Cumberland received a fairness opinion from their financial advisor, Dundee Securities Corporation.  The Cumberland Directors and Officers have also committed to tender their shares to the offer under the terms of an agreement with Agnico-Eagle.

Agnico-Eagle has engaged Orion Securities Inc. and Merrill Lynch Canada as financial advisors in connection with the offer.

Under certain circumstances, if the transaction does not proceed to completion, Agnico-Eagle will be entitled to receive a fee of C$21 million, or approximately 3% of the implied transaction value.

Consistent, and Conservative, Strategy of Creating Value for Shareholders

Agnico-Eagle has maintained a conservative and consistent strategy over its 35-year history.  The Company has grown through a series of smaller, friendly, acquisitions and discoveries following periods of detailed research and due diligence.

This acquisition is consistent with Agnico-Eagle’s strategy.  It has:

•                  Exploration upside suggesting the development of a long term mining “camp”

•                  Low political risk in a supportive, mining friendly region of Canada

•                  Proposed mining and processing plans which are very straightforward

•                  Major permits already in place

•                  Minor shareholder dilution of approximately 10%, with no new financing required to build the project

•                  A timeline for construction matching the availability of the Company’s proven mine building team

Agnico-Eagle is anticipating a long-term, respectful, and mutually beneficial relationship with the people and government of Nunavut, drawing on its experience over the past 35 years in Quebec.

Indicative Offer Timing

As soon as practicable, the formal offer and take-over documentation will be mailed to the shareholders of Cumberland.  The offer will be open for acceptance for a minimum of 35 days following the date of the mailing.  The offer will be subject to certain conditions of completion including: absence of material adverse changes; acceptance of the offer by Cumberland’s shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis; and the absence of an event that materially affects the financial markets.  Once the two-thirds acceptance level is met, Agnico-Eagle intends to take steps to acquire all outstanding Cumberland common shares.

Meadowbank: A Growing Gold Deposit in a Promising Camp

The Meadowbank gold project is a construction stage, high-grade, open pit gold deposit.  The deposit is located approximately 70 kilometres north of the port town of Baker Lake, Nunavut.  A 110-kilometre road, once completed, will provide year round access from Baker Lake to the minesite.  Meadowbank will also be served by a 1,600-metre airstrip in addition to the public airport located at Baker Lake.

The project covers an area of 30,521 hectares and consists of 10 Crown mining leases encompassing 7,395 hectares and three exploration concessions administered by Nunavut Tunngavik Inc. encompassing 23,126 hectares.  All leases and concessions are held 100% by Cumberland.

A location map, and other pertinent information may be viewed by pasting the following internet address into a web browser.

http://www.agnico-eagle.com/files/CumberlandRoadshowFinal.pdf

The geology of Meadowbank is similar to the prolific Precambrian greenstone belt geology and topography of Agnico-Eagle’s land package in the Abitibi region of Quebec and the Company’s Kittila project in Lapland, Finland.

Agnico-Eagle is evaluating the possibility of increasing the capacity of the planned processing facility to 8,500 tonnes per day from the currently contemplated 7,500 tonnes per day.  Agnico-Eagle’s preliminary estimates for capital expenditures to bring the project into production are C$375 million.  An additional C$65 million of capital is estimated to be spent over the eight-year mine life.  The average production rate is anticipated to be 350,000 ounces of gold per year, with peak production in the range of  400,000 ounces annually in the first four full years.  Agnico-Eagle estimates total cash costs over the mine life to average approximately $250 per ounce.

While Agnico-Eagle is reviewing the planned capacity of the processing plant and mine plan, construction work will continue on infrastructure such as the road, fuel storage facilities, the site camp and also on the exploration drilling program.

The project will be supervised by Agnico-Eagle’s technical team, based in northwestern Quebec.  The project timeline is a good fit with Agnico-Eagle’s existing project development schedule, since the team anticipates completing the construction of the Goldex and Lapa projects in 2008, immediately prior to the start of the construction of the surface facilities at Meadowbank.

Large Gold Reserve and Favourable Geology Indicates Exploration Upside

The Meadowbank drilling program is set to resume over the next month.  Agnico-Eagle is reviewing the proposed 2007 exploration program and budget with a view to increasing the scope and scale of the work program.  The objectives are to test the extension of the deposits at depth and along strike near the resource boundaries.  However, the 2007 exploration program will also focus outside of the current resource envelope.

In the short term, Agnico-Eagle’s exploration objectives are twofold: increase the inferred and indicated resources via drilling on the main deposits and; restart the exploration program on the large land package where over forty gold occurrences have been discovered in the past years but have not been appropriately tested.  With this program, Agnico-Eagle hopes to further increase the gold reserves of the orebody over the next several years.

Conference Call Today

Agnico-Eagle will host a conference call today at 11:00 A.M. (EST) to discuss the offer.

Via Telephone:

To participate in the conference call, please dial 416-644-3424 or Toll Free 1-800-595-8550.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via Webcast:

Additionally, a live audio webcast of the call will be available on the Company’s website homepage at www.agnico-eagle.com.

Replay archive:

Please dial the toll-free access number 1-877-289-8525, passcode 21219307#.

The conference call will be replayed from Wednesday, February 14, 2007 at 2:00 PM (E.S.T.) to Friday, February 23, 2007 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, Finland, the United States and Mexico.  Agnico-Eagle’s LaRonde Mine in Quebec is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no gold hedging.  It has paid a cash dividend for 25 consecutive years.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Cumberland or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  The offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission.  U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the offer.  At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission’s website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Technical Data

Meadowbank open pit mineral reserves (Q4/2005) have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves.

Meadowbank mineral resources (Q4/05) were prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101

The PDF deposit resource estimates (Aug. 2000) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000). James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101. PDF deposit resources are not included in the feasibility study of the Meadowbank project.

The Cannu mineral resource estimate (Jan. 2007) was prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

To the best of Agnico-Eagle’s knowledge, the Cumberland estimate is relevant and reliable.

The terms “measured”, “indicated” and “inferred” mineral resources are terms recognized and required under Canadian securities legislation.  United States investors are advised that the SEC does not recognize these terms.  “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Forward-Looking Statements

The information in this press release has been prepared as at February 14, 2007.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws.  When used in this document, words such as “expect”, “will”, “estimated”, “estimates”, “anticipated”, “believe”, “projected” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding expectations as to the timing, completion and settlement of the offer to Cumberland’s stockholders; anticipated timing of exploration, development, construction and production of Cumberland’s and Agnico-Eagle’s minesites; anticipated exploration potential and estimated production amounts, including estimates of reserves and resources, of Cumberland’s minesites; estimates of capital expenditures and other cash needs;  estimates of mining costs, cash costs  and other operating costs and expenses; estimates of mine life; estimates of cash resources; anticipated impact of the acquisition on Agnico-Eagle’s earnings and results of operations; anticipated benefits to Cumberland’s stockholders; and other expected or anticipated benefits of the acquisition. Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results and final decisions to be materially different from those expressed or implied by such forward looking statements and information. Such risks include risks relating to acquisitions, including, without limitation, the parties may be unable to obtain regulatory approvals required for the acquisition; the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Agnico-Eagle and Cumberland; Agnico-Eagle may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include, but are not limited to, the volatility of prices of gold and other metals; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; and governmental and environmental regulation.  For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future “total cash cost per ounce” which is not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure.